

February 26, 2024

Tommy Zhou
Chief Financial Officer
First High-School Education Group Co., Ltd.
No. 1-1, Tiyuan Road, Xishan District
Kunming, Yunnan Province 650228
People's Republic of China

      Re: First High-School Education Group Co., Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2022
           Filed May 1, 2023
           File No. 001-40150

Dear Tommy Zhou:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc: Yu Ma, Esq.